SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A
(Rule 14d-100)
(Amendment No. 1)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CARE INVESTMENT TRUST INC.
(Name of Subject Company (Issuer))

Care Investment Trust Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

141657106
(CUSIP Number of Class of Securities)

Paul F. Hughes
Chief Compliance Officer and Secretary
Care Investment Trust Inc.
505 Fifth Avenue, 6th Floor
New York, New York 10017
Telephone: (212) 771-0505
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy to:

Karen A. Dewis, Esq.
Thomas P. Conaghan, Esq.
McDermott Will & Emery LLP
600 13th Street, N.W.
Washington, D.C. 20005-3096
Telephone: (202) 756-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$182,341,368	$13,001

*	Calculated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming a purchase price of $9.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and equals $71.30 per million of the value of the transaction. It was calculated by multiplying the transaction valuation amount by 0.0000713.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 4,302.70	Filing Party: Care Investment Trust Inc.
Form or Registration No.: Schedule 14A	Date Filed: April 13, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4

☑	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the tender offer by Care Investment Trust Inc., a Maryland corporation (“Care,” “we,” “us” or the “Company”), to purchase up to all outstanding shares of its common stock, par value $0.001 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $9.00 per share, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest. Care’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated May   , 2010 (the “Offer to Purchase”), and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.  The name of the issuer is Care Investment Trust Inc. The address of the principal executive offices of Care Investment Trust Inc. is 505 Fifth Avenue, 6th Floor, New York, New York 10017. The telephone number of the principal executive offices of Care Investment Trust Inc. is (212) 771-0505.

(b) Securities.  The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in Section 9 of the Offer to Purchase (“The Tender Offer — Price Range of Shares; Dividends; Prior Stock Purchases”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Care Investment Trust Inc. is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 2 of the Offer to Purchase (“Special Factors — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.  The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction to the Offer to Purchase;

•	Section 1 (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 2 (“Special Factors — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 3 (“Special Factors — Material U.S. Federal Income Tax Consequences”);

•	Section 4 (“The Tender Offer — Number of Shares; Purchase Price”);

•	Section 5 (“The Tender Offer — Procedures for Tendering Shares”);

•	Section 6 (“The Tender Offer — Withdrawal Rights”);

•	Section 7 (“The Tender Offer — Purchase of Shares and Payment of Purchase Price”);

•	Section 8 (“The Tender Offer — Conditions of the Tender Offer”);

•	Section 10 (“The Tender Offer — Source and Amount of Funds”);

•	Section 11 (“The Tender Offer — Certain Information Concerning the Company”);

•	Section 12 (“The Tender Offer — Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”); and

•	Section 14 (“The Tender Offer — Extension of the Tender Offer; Termination; Amendment”).

(b) Purchases.  The information set forth in the Introduction to the Offer to Purchase and in Section 2 of the Offer to Purchase (“Special Factors — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) and Section 2 of the Offer to Purchase (“Special Factors — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of Securities Acquired; Plans.  The information set forth in the Summary Term Sheet of the Offer to Purchase and Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) which contain information regarding the purposes of the transaction, use of securities acquired and plans is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 10 of the Offer to Purchase (“The Tender Offer — Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 2 of the Offer to Purchase (“Special Factors — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The information set forth in Section 15 of the Offer to Purchase (“The Tender Offer — Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

•	Audited Financials. The Company’s audited financial statements for the fiscal years ended December 31, 2008 and 2009 are incorporated herein by reference to Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

•	Unaudited Financials. The unaudited financial statements for the Company included in Part I, Item 1 of the Company’s Form 10-Q for the quarter ended March 31, 2010, are incorporated herein by reference.

•	Ratio of Earnings to Fixed Charges. Not applicable. The Company has no fixed charges as that term is defined for the purposes of this disclosure.

•	Book Value. The information in the Offer to Purchase in Section 11 (“The Tender Offer — Certain Information Concerning the Company”) under the heading “Pro Forma Financial Information” is incorporated herein by reference.

(b) Pro Forma Information.

•	Pro Forma Balance Sheet at March 31, 2010. The information set forth in Section 11 of the Offer to Purchase (“The Tender Offer — Certain Information Concerning the Company”) is incorporated herein by reference.

•	Pro Forma Statement of Income and Earnings Per Share for the Year Ended December 31, 2009 and the three months ended March 31, 2010. The information set forth in Section 11 of the Offer to Purchase (“The Tender Offer — Certain Information Concerning the Company”) is incorporated herein by reference.

•	Pro Forma Book Value Per Share at March 31, 2010. The information set forth in Section 11 of the Offer to Purchase (“The Tender Offer — Certain Information Concerning the Company”) is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements; Regulatory Requirements and Legal Proceedings.  The information set forth in Section 2 of the Offer to Purchase (“Special Factors — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 11 of the Offer to Purchase (“The Tender Offer — Certain Information Concerning the Company”), Section 12 of the Offer to Purchase (“The Tender Offer — Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”), and Section 13 of the Offer to Purchase (“The Tender Offer — Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information.  The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May , 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May , 2010.
(a)(1)(D)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May , 2010.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release, dated May , 2010.
(b)	Not applicable.
(c)	Not applicable.
(d)	Purchase and Sale Agreement, dated March 16, 2010.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Item 2.	Subject Company Information

(d) Dividends.  The information set forth in Section 9 of the Offer to Purchase (“Price Range of Shares; Dividends; Prior Stock Purchases”) is incorporated herein by reference.

(e) Prior Public Offerings.  The information set forth in Section 11 of the Offer to Purchase (“The Tender Offer — Certain Information Concerning the Company”) is incorporated herein by reference.

(f) Prior Stock Purchases.  The information set forth in Section 9 of the Offer to Purchase (“Price Range of Shares; Dividends; Prior Stock Purchases”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(b) Business and Background of Entities.  The information required by Item (b) of Item 1003 of Regulation M-A is not applicable.

(c) Business and Background of Natural Persons.  The information required by Item (c) of Item 1003 of Regulation M-A is not applicable.

Item 4.	Terms of the Transaction

(c) Different Terms.  The information required by Item (c) of Item 1004 of Regulation M-A is not applicable.

(d) Appraisal Rights.  The information required by Item (d) of Item 1004 of Regulation M-A is not applicable.

(e) Provisions for Unaffiliated Security Holders.  The information required by Item (e) of Item 1004 of Regulation M-A is not applicable.

(f) Eligibility for Listing or Trading.  The information required by Item (f) of Item 1004 of Regulation M-A is not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.  The information set forth in Section 2 of the Offer to Purchase (“Special Factors — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Significant Corporate Events.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) and Section 2 of the Offer to Purchase (“Special Factors — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(c) Negotiations or Contacts.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) and Section 2 of the Offer to Purchase (“Special Factors — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(b) Alternatives.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(c) Reasons.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(d) Effects.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”), Section 3 of the Offer to Purchase (“Special Factors — Material U.S. Federal Income Tax Consequences”) and Section 12 of the Offer to Purchase (“The Tender Offer — Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a) Fairness.  The information set forth in Section 1 of the Offer to Purchase (“Reasons for the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(b) Factors Considered in Determining Fairness.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(c) Approval of Security Holders.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(d) Unaffiliated Representative.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(e) Approval of Directors.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(f) Other Offers.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in Section 1 of the Offer to Purchase (“Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(c) Availability of Documents.  The information required by Item (c) of Item 1015 of Regulation M-A is not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration

(c) Expenses.  The information set forth in Section 15 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in Section 2 of the Offer to Purchase (“Special Factors — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(e) Recommendations of Others.  The information required by Item (e) of Item 1012 of Regulation M-A is not applicable.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

(b) Employees and Corporate Assets.  The information required by Item (b) of Item 1009 of Regulation M-A is not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARE INVESTMENT TRUST INC.

By:	/s/ PAUL F. HUGHES
Name:     Paul F. Hughes

Title:	Chief Compliance Officer and Secretary

Dated: May 18, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated May , 2010.
(a)(1)(B)**	Letter of Transmittal.
(a)(1)(C)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May , 2010.
(a)(1)(D)**	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May , 2010.
(a)(2)	Not Applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)**	Press Release, dated May , 2010.
(b)	Not Applicable.
(c)	Not Applicable.
(d)***	Purchase and Sale Agreement, dated March 16, 2010.
(g)	Not Applicable.
(h)	Not Applicable.

*	Filed herewith.

**	To be filed by amendment.

***	Previously filed as Exhibit 10.1 to the Company’s Form 8-K (File No. 001-3549) filed on March 16, 2010.